Steven Madden, Ltd.



                               1997 Annual Report

                          [GRAPHICS ON COVER OMITTED]



    [PAGES, 5, 7, 9 AND 11 CONTAIN GRAPHICS AND HAVE BEEN OMITTED ENTIRELY.]

                                COMPANY PROFILE.

Steven Madden, Ltd. is a leader in women's footwear.

One of the few national brands of women's footwear that reaches both Generation Y and Generation X, Steve Madden(R) is identified by its unique style and attitude. In 1997, through 6 licensing arrangements, the Company has extended the brand into other products ranging from sportswear, jeanswear, and outerwear to a variety of accessory categories.

Approximately 76% of the Company's Footwear sales were from shoes distributed on a wholesale basis to more than 2,200 department and speciality stores. At year end 1997, the Company operated 17 of its own retail stores, 16 under the Steve Madden(R) brand and one under David Aaron(R).

In 1996 the Company acquired the David Aaron(R) brand of footwear, which is targeted primarily to a more sophisticated woman age 25-44 and is distinguished for its quality, fabrication and contemporary styling. In 1995, the Company acquired Adesso Madden, its private label division that acts as a buying agent to mass market and discount chains.

                                    CONTENTS

Highlights 1 President's Letter 2 Review of Divisions 4 Financial Statements 13 Management's Discussion and Analysis 15 Independent Auditors' Report 19 Balance Sheets 20 Statements of Operations 21 Stockholders' Equity 22 Cash Flows 23 Notes to Consolidated Statements 24 Store Locations 32 Officers & Directors and Investor Information IBC.

                              FINANCIAL HIGHLIGHTS


Years Ended December 31,                       1997       1996        1995
  (In thousands, except per share data)

Operating results data
Net sales                                    $59,311     $45,823     $38,735
Gross profit                                 $24,567     $14,480     $12,824
Operating income                               4,626       1,433       5,751
Net income                                     2,700       1,059       3,757
Net income per share
  Basic                                          .33         .14         .66
  Diluted                                        .30         .13         .51
Average Shares Outstanding
  Basic                                        8,065       7,690       5,675
  Diluted                                      8,913       8,427       7,319

Summary of operations
Working capital                              $16,545     $13,720      $ 9,625
Total Assets                                  29,277      22,361       14,530
Total Current Liabilities                      3,125       2,094        1,764
Stockholders' equity                          25,793      20,101       12,765



                 Net                 Net                  Gross
                Sales               Income                Profit
            (in millions)        (in millions)         (in millions)

             1997  $59.3          1997  $2.7            1997   $24.6
             1996  $45.8          1996  $1.1            1996   $14.5
             1995  $38.7          1995  $3.8            1995   $12.8

                               DEAR SHAREHOLDERS,


Steven Madden, Ltd. entered 1997 with renewed enthusiasm, confident that we could significantly improve our profit performance and overall operating results. A strengthened infrastructure provided a solid foundation to aggressively grow our strong brands, retail operations and, as a result, stockholder value.

We set these  improvements  in motion  during the pivotal  year of 1996.  During
1997, we made significant progress. We continued to strengthen our management team, installed a new computer system, established marketing and licensing programs, expanded our retail chain nationwide, continued to grow the wholesale business and increased the overall equity in the Steve Madden(R) brand.

Our 1997 financial results reflected our progress. Net sales grew sharply, increasing 29% to $59.3 million. Along with strong sales growth, we improved our margins. And most importantly, compared with 1996, our net income rose 155% to $2.7 million or $.30 per share.

We  are  also  pleased  to  report  that  we  successfully   accomplished  these
milestones:

     o We opened 13 new retail stores during 1997, giving us 16 Steve Madden(R) stores and one David Aaron(R) store. Thus, we had begun the process of expanding our distribution channel that complements our existing wholesale distribution. With above average retail sales performance, we expect to add 10 new stores in 1998.

     o Our wholesale business continued to expand, accounting for 76% of total sales and growing by 12%. Our Company excels at anticipating and reacting to fashion trends; our retail stores give us a platform to test more than 200 patterns before we select about 40 to distribute to department and speciality stores. We continued to build sales in 1997 by adding categories, such as sneakers and evening shoes, expanding the in-store Steve Madden(R) concept shops to over 50 retail locations and by strengthening our business with major department-store accounts nationwide.

     o We extended the Steve Madden(R) brand through six license agreements, in a variety of product categories, including sportswear and jeanswear. Licensees' sales mirror our footwear distribution and product lines will be shipped to major department and speciality stores during 1998.

     o We saw continued growth of our David Aaron(R) brand by increased distribution to major department stores.

     o We implemented a flexible manufacturing model to allow us to make quick in-season styling changes. The results are evident in our improving margins.

     o   With the installation of our new computer system, the Company began its
         EDI  basic   replenishment   capabilities  with  key  department  store
         accounts.

We are very optimistic about our future. We believe that Steven Madden, Ltd. is well positioned to grow and prosper both short term as well as long term. As the leading brand for young women, Steve Madden(R) is positioned for even further growth. We continue to build on our unique understanding of our customers and our ability to quickly react to their changing needs. Along the way, the Company has gained recognition as a benchmark in the fashion industry.


We wish to thank our customers, employees, shareholders and suppliers for their support and confidence during a year that saw Steven Madden, Ltd. move into a new era of growth.

Sincerely,



/s/ STEVE MADDEN                          /s/ RHONDA J. BROWN
-----------------------------             -------------------------------
    Steven Madden                             Rhonda J. Brown
    President and CEO                         Chief Operating Officer

       CONCEPT SHOP MACY'S WEST, UNION SQUARE, SAN FRANCISCO, CALIFORNIA.

                               [GRAPHIC OMITTED]


                             STEVE MADDEN WHOLESALE.

The Steve Madden Wholesale Division distributes and markets the Steve Madden(R) brand to more than 2,200 department stores, better footwear and specialty stores throughout the United States, Canada, Venezuela and Australia.

In 1997 the wholesale division accounted for more than 76% of the Company's sales. The largest accounts include the Federated Department Stores such as Bloomingdale's and Macy's, Nordstrom, Dillards, Dayton-Hudson and May Department Stores such as Hechts. The top specialty store accounts included Edison Brothers' stores such as Wild Pair, Bakers and Leed's, and junior ready-to-wear stores such as Urban Outfitters, Gadzooks and Journey's.

The Company took steps to strengthen customer relations in an effort to spur sales and increase brand equity. Within better department stores and speciality stores, the Company has launched more than 50 in-store Concept Shops. These signature environments showcase the Steve Madden(R) collection within department and speciality stores enhancing the brand. The Company supervises the display and merchandising of these shops, which feature a larger assortment of products and receive the opportunity of first delivery of new styles. These in-store shops have proven to increase sales and to strengthen commitment from wholesale customers.

The Company also builds its product portfolio to manage fashion risk. About one-third of Steve Madden(R) sales are from the "core" product line. These include the classic styles that have sold well year-round - an example: the "Alpha", "a classic loafer," after eight seasons in the Steve Madden(R) line, remains among the top-five sellers.

In addition, the Company carefully organizes and tracks its shoe lines. It begins with test marketing of retail styles and designs, followed by weekly monitoring of sales. The Company's information systems enables the analyst staff to analyze sales trends which in turn assists the production team to match manufacturing orders to the changes in demand. Much of the Company's contract manufacturing capacity is in Mexico; this proximity, backed by a just-in-time approach, speeds the Company's responses to changes and allows lower inventory levels.

                 STEVE MADDEN'S GARDEN STATE PLAZA STORE BELOW.
              STEVE MADDEN RETAIL STORE, SOHO, NEW YORK CITY RIGHT.

                                    RETAIL

As a complement to its wholesale base, the Company has built its own retail distribution channel. At year end 1997 the Company operated 16 stores under the Steve Madden(R) brand, and one under the David Aaron(R) name.

The retail stores offer full collections of the Company's brands. With unique signature environments, the stores are designed to strengthen the brands' image. These stores carry large collections - up to 200 styles, from sneakers to evening shoes. The Company tests many styles in advance of a season, the result: a two-way "conversation" with style-conscious women.

The Company harnesses this retail information to reduce risks in its wholesale channels. It uses this information to cull its shoe lines to those styles that are most likely to sell well to fashionable young women. This information is invaluable as it encourages wholesale buyers to carry promising new shoe styles.

After opening 13 new stores in 1997, management plans to open an additional 10 stores in 1998. It has currently identified about 50 potential sites.

Each store is located in mall and or street locations that are in sync with the Company's target, demographics (women age 16-25) and fashion attitudes as well as set the image for the Company. The Company at year end had, 7 stores in New York, 3 in New Jersey, 2 in Florida, 2 in California and one each in Massachusetts, Maryland and Georgia.

The retail stores in 1997 recorded a 17% increase, in same-store sales, and made a significant contribution to the Company's sales and earnings during the year.

              DAVID AARON RETAIL STORE, SOHO, NEW YORK CITY BELOW.
                      DAVID AARON NATIONAL PRINT AD RIGHT.

                               [GRAPHIC OMITTED]


                              DAVID AARON FOOTWEAR.


David Aaron(R) footwear appeals to fashion-forward women ages 25 through 44. This brand offers more expensive and sophisticated styles, thus allowing the Company to broaden its customer base and better utilize the existing corporate infrastructure. The Company gained this brand through the acquisition in 1996 of Diva International.

The David Aaron(R) brand reflects the consumers' desire for stylish quality footwear. The line includes dress shoes, tailored shoes, boots and casual footwear. This brand is priced higher than the Steve Madden(R) brand.

Many of the same successful strategies that management developed for the Steve Madden(R) brand have been applied to David Aaron(R). Most sales are through the same wholesale channels of distribution: leading department stores and specialty stores. In 1997, the Company opened its first David Aaron(R) retail store in Manhattan's fashionable Soho area thus providing a showcase for the full collection. The new David Aaron(R) store was well received; management intends to build on this concept in other markets.

As we continue to build our David Aaron(R) brand, management plans additional advertising and promotional campaigns to raise the awareness of the brand. Although David Aaron(R) accounts for 11% of sales and 2% of operating income, the Company is committed to initiatives that offer the prospect for developing this brand performance.


                               ADESSO MADDEN, INC.

Adesso Madden was formed in 1995 to serve as a buying agent to mass-market merchandisers, shoe chains and other off-price retailers.

In 1997, Adesso Madden customers included some of the leading names in retailing, such as J.C. Penney and Sears.

This  business  allows the  Company  to gain  greater  value  from its  existing corporate infrastructure and to deepen its relationships with contract manufacturers from Asia to South America. The Company is in a position to gain more competitive sourcing of raw materials and production - and to leverage the Company's overall resources for sourcing, design, manufacturing and management.

             STEVE MADDEN EYEWEAR BY COLORS IN OPTICS, LTD. BELOW. STEVE MADDEN RUNWAY SHOW, STUDIO 54, LAS VEGAS, NEVADA RIGHT.

                               [GRAPHIC OMITTED]

                                   LICENSING

In 1997, management launched a comprehensive licensing program that extended the Steve Madden(R) brand beyond footwear.

All our licensed products complement the Steve Madden(R) footwear, building on the brand's attitude of "classics with a twist." An in-house team of product specialists work with each licensee in order to insure consistency in quality, taste level, pricing, positioning and image, reflecting the lifestyle of its young female consumers.

The Company signed 6 license agreements in 1997 with established industry leaders in a variety of product categories. Importantly, the Steve Madden(R) brand was extended from footwear into accessories, and then into the lucrative and image-building realm of ready-to-wear. The Steve Madden(R) Licensees are:

   SPORTSWEAR & JEANS - Winer Industries, Inc. OUTERWEAR - Elliot Kastle, Inc.

        HANDBAGS - Magnum Fashions, Inc. EYEWEAR - Colors in Optics, Ltd.

        HOSIERY - Hosiery Sales, Inc. JEWELRY - C.O. International, Inc.

Each license agreement provides strict contractual terms and conditions that insures that the integrity, image and quality of the Steve Madden(R) brand is upheld. With the brand continuing to gain momentum with consumers and retailers, management is seeking additional licensing opportunities that can help the Company leverage the power of its brand.

The Company began testing new categories in 1997 in Steve Madden(R) retail stores. In 1998, the licensed products will be distributed through the Company's channels, including better department stores such as Bloomingdale's, Nordstrom, Burdines and Macy's, better specialty stores and footwear boutiques nationwide.

                         STEVE MADDEN NATIONAL PRINT AD.

                               [GRAPHIC OMITTED]

                                   MARKETING

The Company launched a fully integrated marketing program that engaged fashion-conscious young women age 16-25. During 1997, the Company advertised in leading fashion and lifestyle magazines such as, Seventeen and Vogue. In addition, it continued its "grass roots" marketing strategies that included innovative outdoor and radio campaigns in markets such as New York, Atlanta and Florida.

Publicity for Steve Madden(R), the man and the brand was at an all time high. Press coverage included feature stories in newspapers including, USA Today and The Wall Street Journal; fashion magazines such as Cosmopolitan and Seventeen; television, including CNN, CNBC, ABC, NBC and MTV. Steve Madden(R) footwear was also featured in movies such as Scream, and in leading trade journals such as Woman's Wear Daily and Footwear News.

Its highly popular website (www.stevemadden.com) was introduced in 1997 and features online shopping. The Company is launching other innovative marketing and image programs. In 1998, it joined with Seventeen to test a "first" in direct marketing: allowing the magazine's readers to order Steve Madden(R) products through a special insert in Seventeen Magazine, which reaches half of all American women ages 12-24.

================================================================================
                              FINANCIAL STATEMENTS.
================================================================================

                        THREE-YEAR FINANCIAL COMPARISONS
--------------------------------------------------------------------------------
 Years Ended December 31,                      1997       1996       1995
  (In thousands, except per share data)
--------------------------------------------------------------------------------
 FINANCIAL POSITION
 Net sales                                   $59,311    $45,823    $38,735
 Gross profit                                 24,567     14,480     12,824
 Operating income                              4,626      1,433      5,751
 Net income                                    2,700      1,059      3,757
 Net income per share
   Basic                                         .33        .14        .66
   Diluted                                       .30        .13        .51
 Average Shares Outstanding
   Basic                                       8,065      7,690      5,675
   Diluted                                     8,913      8,427      7,319
 SUMMARY OF OPERATIONS
 Working capital                             $16,545    $13,720    $ 9,625
 Total Assets                                 29,277     22,361     14,530
 Total Current Liabilities                     3,125      2,094      1,764
 Stockholders' equity                         25,793     20,101     12,765
--------------------------------------------------------------------------------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   FINANCIAL CONDITION & RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this document.

Statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this document as well as statements made in press releases and oral statements that may be made by the Company or by officers, directors or employees of the Company acting on the Company's behalf that are not statements of historical or current fact constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other unknown factors that could cause the actual results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates" or "plans" to be uncertain forward-looking. The forward looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission.

The following table sets forth information on operations for the periods indicated:

                                                       PERCENTAGE OF NET REVENUES
                                                           1997                    1996
CONSOLIDATED Years Ended December 31,
Net Sales                                     $59,311,000   100%     $45,823,000    100%
Cost of sales                                  34,744,000    59       31,343,000     68
Other Operating Income                          2,321,000     4          951,000      2
Operating Expenses                             22,262,000    38       13,998,000     31
Income from Operations                          4,626,000     8        1,433,000      3
Interest Income (Expense) Net                     (27,000)    0          160,000      0
Income Before Income Taxes                      4,599,000     8        1,593,000      3
Net Income                                      2,700,000     5        1,059,000      2

BY SEGMENT
WHOLESALE DIVISIONS:
Steve Madden, Ltd.
Net Sales                                     $38,487,000   100%     $36,464,000    100%
Cost of sales                                  23,385,000    61       24,887,000     68
Other Operating Income                           129,0000     0               --     --
Operating Expenses                             13,348,000    35       10,675,000     29
Income from Operations                          1,883,000     5          902,000      3

Diva Acquisition Corp.
Net Sales                                     $ 6,447,000   100%     $ 3,013,000    100%
Cost of sales                                   4,086,000    63        2,241,000     74
Operating Expenses                              2,207,000    34        1,147,000     38
Income (Loss) from Operations                     154,000     2         (375,000)   (12)

Steven Madden Retail, Inc.:
Net Sales                                     $13,249,000   100%     $ 3,805,000    100%
Cost of sales                                   6,143,000    46        1,871,000     49
Operating Expenses                              5,501,000    42        1,385,000     36
Income from Operations                          1,605,000    12          549,000     14

Adesso Madden, Inc.
(First Cost)
Net Sales                                     $ 1,128,000    --      $ 2,541,000     --
Cost of sales                                   1,130,000    --        2,344,000     --
Commission Revenue                              2,192,000    --          951,000     --
Total Operating Incoming                        2,190,000   100%       1,148,000    100%
Operating Expenses                              1,206,000    55          791,000     69
Income from Operations                            984,000    45          357,000     31
----------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 1997 VS. YEAR ENDED DECEMBER 31, 1996

CONSOLIDATED Sales for the year ended December 31, 1997 were $59,311,000, or 29% higher than the $45,823,000 recorded in the comparable period of 1996. The increase in sales is due to several factors including additional wholesale accounts, increased reorders, increased retail sales due to the opening of two retail stores in fourth quarter of 1996 and thirteen retail stores during 1997 and increased sales from the David Aaron brand (acquired April 1996). As a result of additional distribution, management feels that "Steve Madden" as a brand name has increased in popularity nationwide. In turn, increased sales have enabled the Company to expand its advertising and in store concept efforts, all of which have contributed to the continuing increase in sales.

Cost of sales decreased 9% from 68% in 1996 to 59% in 1997. Increased sales volume has allowed the Company to purchase in larger volume, resulting in a lower cost per pair. Also, the purchase of a higher percentage of shoes from overseas suppliers, resulted in a lower cost per pair as compared to 1996. Gross profit as a percentage of sales increased 9% from 32% in 1996 to 41% in 1997.

Selling, general and administrative (SG&A) expenses increased by 59% to $22,262,000 in 1997 from $13,998,000 in 1996. The increase in the year ended December 31, 1997 reflects the costs incurred in implementing the Company's strategic plan to strengthen its management team and infrastructure, thereby laying the foundation for future growth. The increase in SG&A is due primarily to a 67% increase in payroll, bonuses and related expenses from $5,010,000 in 1996 to $8,358,000 in 1997. Additionally, the Company focused its efforts on selling, advertising, marketing and designing thus increasing those expenses by 61% from $4,660,000 in 1996 to $7,517,000 in 1997. Also, the increase in the number of retail outlets and expanded office facilities resulted in an increase in occupancy, telephone, utilities, computer, legal, printing/supplies and depreciation expenses by 150% from $1,507,000 in 1996 to $3,763,000 in 1997.

Income from operations for 1997 was $4,626,000 which represents an increase of $3,193,000 or 223% over the income from operations of $1,433,000 in 1996. Net income increased by 155% to $2,700,000 in 1997 from $1,059,000 in 1996.

WHOLESALE DIVISIONS Sales from the Steve Madden Wholesale Division ("Madden Wholesale"), accounted for $38,487,000 or 65% and $36,464,000 or 80% of total sales in 1997 and 1996, respectively. Cost of sales as a percentage of sales has decreased by 7% from 68% in 1996 to 61% in 1997 in Madden Wholesale. Gross profit as a percentage of sales increased 7% from 32% in 1996 to 39% in 1997. Operating expenses increased by 25%, from $10,675,000 in 1996 to $13,348,000 in 1997. This increase is due to an increase in advertising expenses, payroll and payroll related expenses principally due to the hiring of additional management personnel and an increase in occupancy expenses due to additional warehouse space needed for expanding EDI size replenishment inventory. Operating expenses have also increased due to the development of a new line of sneakers and the hiring of additional personnel to facilitate future growth of footwear classifications/extensions. Wholesale income from operations for the year ended December 31, 1997 was $1,883,000 compared to income from operations of $902,000 for the year ended December 31, 1996.

Sales from the Diva Acquisition Corp. Wholesale Division ("Diva Wholesale" - acquired April 1, 1996) which markets the "David Aaron" brand name in footwear accounted for $6,447,000 or 11%, and $3,013,000 or 7%, of total sales in 1997 and 1996, respectively. Gross profit as a percentage of sales increased from 26% in 1996 to 37% in 1997. Operating expenses increased by 92% from $1,147,000 in 1996 to $2,207,000 in 1997 due to increases in payroll and payroll related expenses, computer, printing, and depreciation expenses. Income from operations from Diva was $154,000 in 1997 compared to a loss of $375,000 in 1996.

RETAIL DIVISION Sales from the Retail Division accounted for $13,249,000 or 22% and $3,805,000 or 8% of total revenues in 1997 and 1996, respectively. The comparable stores sales for the year end increased 17% over the same period of 1996. The increase in Retail Division sales is primarily due to the Company's opening of retail stores in Roosevelt Field in Garden City, NY and Garden State Plaza in Paramus, NJ, in the fourth quarter of 1996, Queens Center Mall in Elmhurst, NY and Lenox Square Mall in Atlanta, GA, in the second quarter of 1997, Willowbrook Mall in Wayne, NJ; Cherry Hill Mall in Cherry Hill, NJ; Staten Island Mall in Staten Island, NY; Glendale Galeria in Glendale, CA and Montgomery Mall in Bethesda MD, in the third quarter of 1997 and Southshore Plaza in Braintree, MA; David Aaron in New York, NY; Smithhaven Mall in
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Lakegrove, NY; Coconut Grove Mall in Coconut Grove, FL; Broward Mall in Plantation, FL; Valleyfair Shopping Center in Santa Clara, CA, in the fourth quarter of 1997 all of which generated aggregate sales of $8,782,000. Selling, general and administrative expenses for the Retail Division increased to $5,501,000 or 42% of sales in 1997 from $1,385,000 or 36% of sales in 1996. This increase is due to increases in payroll and related expenses, occupancy, printing, computer and depreciation expenses as a result of opening thirteen additional stores in 1997 and the addition of a retail warehouse at 43-15 38th Street, Long Island City, NY. Income from operations from the retail division was $1,605,000 in 1997 compared to income from operations of $549,000 in 1996.

OTHER Adesso-Madden, a wholly owned subsidiary of the Company, generated sales of $1,128,000 in 1997 compared to revenue of $2,541,000 in 1996. This decrease in sales in the year ended December 31, 1997 reflects the change in how
Adesso-Madden sells its products or services, the private label business provides designs and sourcing services to its customers and records commission income. Adesso-Madden generated commission revenues of $2,192,000 for the year ended December 31, 1997 which represents an increase of $1,241,000 or 130% over the commission income of $951,000 in 1996. Operating expenses increased by 52% from $791,000 in 1996 to $1,206,000 in 1997 due to increases in selling and commission, payroll and payroll related expenses, and telephone expenses. Income from operations from Adesso-Madden was $984,000 in 1997 compared to an income of $357,000 in 1996.

                        LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

The Company has working capital of $16,545,000 at December 31, 1997 which represents an increase of $2,825,000 in working capital from December 31,1996. During the year ended December 31, 1997 the Company received proceeds of $1,339,000 from the exercise of options.

In November 1997, Steven Madden, Ltd., engaged Hambrecht & Quist, LLC as its exclusive placement agent in connection with a potential private placement of convertible securities. While Hambrecht & Quist has agreed to use their best efforts to place the securities (which are expected to be convertible into the Company's common stock at a premium to the current market price), there is no commitment to provide financing to the Company and the engagement may be terminated by either party. As of March 13, 1998 the Company has not received any funds from the private placement of its securities.

The Company's customers consist principally of department stores and specialty stores, including shoe boutiques. Presently, the Company sells approximately fifty percent (50%) of its products to department stores, including Federated Department Stores (Bloomingdales, Burdines, Macy's East, Macy's West and Rich's) May Department Stores, Dillards, Nordstorm's, Dayton Hudson and approximately fifty percent (50%) to specialty stores, including shoe stores such as Edison (Wild Pair, Precis, Bakers/Leeds) and junior clothing stores such as Urban Outfitters. Federated Department Stores presently accounts for approximately 16% of the Company's sales.

                              OPERATING ACTIVITIES
--------------------------------------------------------------------------------

During the year ended December 31, 1997, cash provided by operating activities was $2,405,000. Uses of cash arose principally from an increase in accounts receivable of $966,000, an increase in inventories of $2,324,000 and an increase in prepaid expenses and other assets of $680,000. Cash was provided principally by an increase in accounts payable and accrued expenses of $1,144,000.

The Company has lease agreements for office, warehouse, and retail space, expiring at various times through 2007. Future obligations under these lease agreements total $17,355,000.

The Company has employment agreements with various officers currently providing for aggregate annual salaries of approximately $1,400,000, subject to annual bonuses and annual increases as may be determined by the Company's Board of Directors. In addition, as part of the employment agreements, the Company is committed to pay incentive bonuses based on sales, net income, or net income before interest and taxes to three officers.

One of such officers, Steve Madden, Chairman, President and Chief Executive Officer of the Company, has entered into an amended employment agreement which eliminates the sales based bonus effective January, 1998. Mr. Madden's bonus, if any, is left to the discretion of the Board of Directors. The amended employment agreement provided a signing bonus of $200,000.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
The Company continues to increase its supply of products from foreign manufacturers, the majority of which are located in Brazil and Mexico. Although the Company has not entered into long-term manufacturing contracts with any of these foreign companies, the Company believes that a sufficient number of alternative sources exist outside of the United States for the manufacture of its products if current suppliers need to be replaced. In addition, because the Company deals with U.S. currency for all transactions and intends to continue to do so, the Company believes there should be no foreign exchange considerations.

                             INVESTING ACTIVITIES
--------------------------------------------------------------------------------

During the year ended December 31, 1997, the Company used cash of $3,686,000 to acquire computer equipment and make leasehold improvements on new retail stores, warehouse space and office space.

                             FINANCING ACTIVITIES
--------------------------------------------------------------------------------

During the year ended December 31, 1997, the Company received $1,339,000 from the exercise of options. In March 1997, the Company issued 85,979 shares of common stock in payment of the note payable of $645,000 issued in connection with the acquisition of Diva and subsequently issued 22,500 shares of common stock as additional purchase price.

                               LICENSE AGREEMENTS
--------------------------------------------------------------------------------

During the second quarter of 1997, the Company entered into three license agreements for hosiery, jewelry and ready-to-wear, bringing the total number of license agreements to six, including three license agreements entered into during the year ended December 31, 1997 for handbags, sunglasses and outerwear. Although such agreements did not generate substantial revenue in the twelve month period ended December 31, 1997, the Company expects to receive royalties as early as the third quarter of 1998.

                                    INFLATION
--------------------------------------------------------------------------------

The Company does not believe that inflation has had a material adverse effect on sales or income during the past several years. Increases in supplies or other operating costs could adversely affect the Company's operations; however, the Company believes it could increase prices to offset increases in costs of goods sold or other operating costs.

--------------------------------------------------------------------------------

                         INDEPENDENT AUDITORS' REPORT,
--------------------------------------------------------------------------------

To the Board of Directors and Stockholders
Steven Madden, Ltd.
New York, New York
--------------------------------------------------------------------------------

We have audited the accompanying consolidated balance sheet of Steven Madden, Ltd. and subsidiaries as of December 31, 1997, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the two-year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the consolidated financial position of Steven Madden, Ltd. and subsidiaries as of December 31, 1997, and the consolidated results of their operations and their consolidated cash flows for each of the years in the two-year period then ended in conformity with generally accepted accounting principles.


/s/ Richard Eisner & Company, Ltd.
----------------------------------
New York, New York
February 6, 1998

--------------------------------------------------------------------------------

                           CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

December 31, 1997
--------------------------------------------------------------------------------

ASSETS
Current Assets:
  Cash and cash equivalents (Note A[3])                            $  3,887,000
  Investments(Note A[4])                                              1,991,000
  Accounts receivable - (net of allowances of $351,000)               1,127,000
  Due from factor (net of allowances of $335,000)(Note C)             4,821,000
  Inventories (Note A[5])                                             5,081,000
  Prepaid advertising (Note 1)                                          441,000
  Prepaid expenses and other current assets                           1,698,000
  Prepaid taxes (Note E)                                                624,000
--------------------------------------------------------------------------------

    Total current assets                                             19,670,000

  Property and equipment, net (Notes A[6] and B)                      5,931,000
  Prepaid advertising, less current portion (Note 1)                  1,041,000
  Deferred taxes (Note F)                                               401,000
  Deposits and other                                                    258,000
  Cost in excess of fair value of net assets(net of accumulated
    amortization of $170,000) (Note A[7])                             1,976,000
--------------------------------------------------------------------------------

                                                                   $ 29,277,000
--------------------------------------------------------------------------------
LIABILITIES
Current liabilities:
  Current portion of lease payable (Note E)                        $    105,000
  Accounts payable and accrued expenses                               2,032,000
  Accrued bonuses                                                       593,000
  Other current liabilities                                             395,000
--------------------------------------------------------------------------------
    Total current liabilities                                         3,125,000
Lease payable less current portion (Note E)                             359,000
--------------------------------------------------------------------------------
Commitments and contingencies (Note G)                                3,484,000
--------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY [NOTE D]
Common stock - $.0001 per value 60,000,000 shares authorized
  8,429,073 issued and outstanding                                        1,000
Additional paid-in capital                                         $ 21,721,000
Unearned compensation                                              $ (1,281,000)
Retained earnings                                                  $  5,809,000
Treasury stock at cost(101,800)                                    $   (457,000)
--------------------------------------------------------------------------------
                                                                   $ 25,793,000
--------------------------------------------------------------------------------
                                                                   $ 29,277,000
--------------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

Year Ended December 31                                     1997            1996
--------------------------------------------------------------------------------
Net sales                                          $ 59,311,000    $ 45,823,000
Cost of sales                                        34,744,000      31,343,000
--------------------------------------------------------------------------------
Gross profit                                         24,567,000      14,480,000
Other revenue                                         2,321,000         951,000
Operating expenses                                  (22,262,000)    (13,998,000)
--------------------------------------------------------------------------------
Income from operations                                4,626,000       1,433,000
Other income(expenses):
  Interest income                                       312,000         322,000
  Interest expense                                     (339,000)       (162,000)
--------------------------------------------------------------------------------
Income before provision for income taxes              4,599,000       1,593,000
Provision for income taxes                            1,899,000         534,000
--------------------------------------------------------------------------------
Net income                                         $  2,700,000    $  1,059,000
--------------------------------------------------------------------------------
Basic income per share                             $       0.33    $       0.14
--------------------------------------------------------------------------------
Diluted income per share                                   0.30    $       0.13
--------------------------------------------------------------------------------
Weighted average common shares outstanding-
  basic income per share                              8,064,604       7,689,848
Effect of potential common shares                       848,462         737,232
--------------------------------------------------------------------------------
Weighted average common shares outstanding-
  diluted income per share                            8,913,066       8,427,080
--------------------------------------------------------------------------------

                                    CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (NOTE D)
-----------------------------------------------------------------------------------------------------------------------------------
                                                       Additional                                                         Total
                                     Common Stock       Paid-in      Retained         Treasury Stock     Unearned      Stockholders'
                                   Shares     Amount    Capital      Earnings       Shares      Amount Compensation       Equity
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995        6,415,776   $1,000 $ 11,179,000   $2,050,000        --          --  $   (464,000)   $ 12,766,000
Exercise of stock options
  and warrants                    1,417,818       --    6,342,000           --        --          --            --       6,342,000
Common stock purchased
  for treasury                           --       --           --           --   101,800   $(457,000)           --        (457,000)
Costs incurred in connection
  with registration                      --       --      (40,000)          --        --          --            --         (40,000)
Tax benefit from exercise
  of options                             --       --      288,000           --        --          --            --         288,000
Net income                               --       --           --    1,059,000        --          --            --       1,059,000
Amortization of unearned
  compensation                           --       --           --           --        --          --       144,000         144,000
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1996        7,833,594    1,000   17,769,000    3,109,000   101,800    (457,000)     (320,000)     20,102,000
Exercise of stock options           487,000       --    1,339,000           --        --          --                     1,339,000
Common stock issued in
  connection with
  purchase of subsidiary            108,479       --      809,000           --        --          --                       809,000
Compensation in connection
  with issuance of stock options         --       --       39,000           --        --          --                        39,000
Tax benefit from exercise
  of options                             --       --      420,000           --        --          --                       420,000
Net income                               --       --           --    2,700,000        --          --                     2,700,000
Unearned compensation
  relating to issuance of
  stock options                          --       --    1,345,000           --        --          --    (1,345,000)              0
Amortization of unearned
  compensation                           --       --           --           --        --          --       384,000         384,000
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1997        8,429,073   $1,000 $ 21,721,000 $  5,809,000   101,800   $(457,000) $ (1,281,000)   $ 25,793,000
-----------------------------------------------------------------------------------------------------------------------------------


                              CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------
Year Ended December 31,                                                1997           1996
------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                    $2,700,000     $1,059,000
   Adjustments to reconcile net income to net cash
    provided by (used) in operating activities:
     Options issued for consulting services                          39,000             --
     Depreciation and amortization                                  774,000        368,000
     Deferred taxes                                                  50,000       (233,000)
     Deferred compensation                                          384,000        144,000
     Tax benefit from exercise of options                           420,000        288,000
     Provision for bad debts                                        361,000        714,000
     Deferred rent expense                                               --        (36,000)
     Changes in:
       Accounts receivable                                         (966,000)       326,000
       Due from factor                                               41,000       (876,000)
       Inventories                                               (2,324,000)    (1,381,000)
       Prepaid expenses and other assets                           (680,000)      (199,000)
       Accounts payable and accrued expenses                      1,144,000        280,000
       Accrued bonuses                                              160,000       (163,000)
       Other current liabilities                                    303,000        (11,000)
       Tax liability                                                 (1,000)    (1,154,000)
-------------------------------------------------------------------------------------------
         Net cash provided by (used in) operating activities      2,405,000       (874,000)
-------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment                               (3,686,000)    (1,180,000)
Acquisition of lease rights                                        (235,000)      (200,000)
Acquisition of subsidiary                                                --     (1,076,000)
Repayment of debt assumed in acquisition                                 --       (476,000)
Purchase of investment securities                                (1,991,000)            --
-------------------------------------------------------------------------------------------
         Net cash used in investing activities                   (5,912,000)    (2,932,000)
-------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from options and warrants exercised - net             1,339,000       6,302,000
   Purchase of treasury stock                                            --        (457,000)
   Repayments of lease obligations                                  (96,000)        (11,000)
-------------------------------------------------------------------------------------------
         Net cash provided by financing activities                1,243,000       5,834,000
-------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents             (2,264,000)      2,028,000
Cash and cash equivalents - beginning of year                     6,151,000       4,123,000
-------------------------------------------------------------------------------------------
Cash and cash equivalents - end of year                          $3,887,000     $ 6,151,000
-------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF NONCASH
INVESTING AND FINANCING ACTIVITIES:
   Acquisition of leased assets                                  $  358,000     $   194,000
   Note issued in connection with acquisition                    $       --     $   645,000
   Common stock issued in payment of acquisition
   note and additional acquisition cost                          $  809,000     $        --

SUPPLEMENTAL DISCLOSURES
OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest                                                     $  339,000     $   162,000
    Income taxes                                                 $1,351,000     $ 1,116,000
-------------------------------------------------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
DECEMBER 31, 1997

               NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

1. ORGANIZATION: Steven Madden, Ltd. (the "Company") was incorporated on July 9, 1990, in the state of New York and is engaged primarily in the business of designing, wholesaling and retailing women's shoes. Substantially all of the Company's revenues are generated through wholesale and retail shoe sales. Domestic retail revenues are generated predominately through the sale of the Company's brand name merchandise. Such revenues are subject to seasonal fluctuations.

2. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.  CASH  AND  CASH  EQUIVALENTS:   The  Company  considers  all  highly  liquid
instruments with an original maturity of three months or less to be cash equivalents. The Company purchases inventory utilizing letters of credit.

4. INVESTMENTS: Investments are stated at fair value and consist primarily of corporate commercial paper with maturities of less than one year.

5. INVENTORIES: Inventories, which consist of finished goods, are stated at the lower of cost (first-in, first-out method) or market.

6. PROPERTY AND EQUIPMENT: Property and equipment are stated at cost. Depreciation is computed utilizing the straight-line method based on estimated useful lives ranging from five to ten years. Leasehold improvements are amortized utilizing the straight-line method over the shorter of their estimated useful lives or the lease term. Depreciation and amortization include amounts relating to property and equipment under capital leases.

7. COST IN EXCESS OF FAIR VALUE OF NET ASSETS  ACQUIRED:  Cost in excess of fair
value  of  net  assets   acquired   (arising  from  the   acquisition   of  Diva
International, Inc. ("DIVA"), is being amortized over 15 years.

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of" ("SFAS 121") during the year ended December 31, 1996. SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable assets, and goodwill related to those assets. There was no effect of adoption of SFAS 121 on the financial statements.

8. NET INCOME PER SHARE OF COMMON STOCK: The Company adopted SFAS No. 128 "Earnings Per Share" in the period ended December 31, 1997 and has retroactively applied the effects thereof for all periods presented. Accordingly, the presentation of per share information includes calculations of basic and diluted income per share. The impact on the per share amounts previously reported was not significant.

9. CONCENTRATION OF CREDIT RISK: The Company has amounts on deposit with financial institutions in excess of the amount insured.

The Company purchases approximately 35% of their inventory from two suppliers in Brazil and Mexico.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
The Company has sales to a customer which represents approximately 11% and 17% of sales and 13% and 28% of accounts receivable at December 31, 1997 and 1996, respectively.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying value of the Company's financial instruments approximate fair value due to their short term nature or their underlying terms.

11. STOCK-BASED COMPENSATION: In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." SFAS 123 encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for its stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees" and disclose the pro forma effects on net income and earnings per share had the fair value of options been expensed. Under the provisions of APB No. 25, compensation arising from the grant of stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of the grant over the amount an employee must pay to acquire the stock (see Note D[9]).

12. RECENT ACCOUNTING PRONOUNCEMENTS: In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure", No. 130, "Reporting Comprehensive Income," and No. 131, "Disclosure about Segments of an Enterprise and Related Information." The Company believes that the above pronouncements will not have a significant effect on the information presented in the financial statements.

                         NOTE B - PROPERTY AND EQUIPMENT
--------------------------------------------------------------------------------
The major classes of assets and accumulated depreciation and amortization at December 31, 1997 are as follows:

Leasehold improvements                                      $4,660,000
Machinery and equipment                                        323,000
Furniture and fixtures                                         325,000
Computer  equipment                                          1,419,000
Equipment under capital lease                                  217,000
--------------------------------------------------------------------------------
                                                             6,944,000

Less accumulated depreciation and amortization              (1,013,000)
--------------------------------------------------------------------------------

Property and equipment - net                                $5,931,000
--------------------------------------------------------------------------------

                            NOTE C - DUE FROM FACTOR

--------------------------------------------------------------------------------
Under the terms of a factoring agreement, the Company can borrow up to 80 percent of aggregate receivables purchased by the factor at an interest rate of prime plus 1%.(The minimum interest rate cannot go below 6%). The Company also pays a fee equal to .75% of the gross invoice amount of each receivable purchased with a minimum annual fee of $150,000. The Company sells and assigns a substantial portion of its receivables principally without recourse, to the factor. The factor assumes the credit risk to all assigned accounts approved by it, but maintains liens on all trade receivables (whether or not assigned) and the goods represented thereby. Pursuant to accounting standards for transfer of receivables without recourse, these transfers are recognized as sales.

                          NOTE D - STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

1. THE 1993 INCENTIVE STOCK OPTION PLAN: The Company has a 1993 Incentive Stock Option Plan (the "1993 Plan") under which options to purchase up to 100,000 shares of common stock may be granted to key employees and directors. The plan provides that the option price shall not be less than the fair market value of the common stock on the date of grant and that no portion of the option may be exercised beyond
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ten years from that date. No option may be granted after August 2003, and no incentive stock option can be granted for more than five years to a stockholder owning 10% or more of the Company's outstanding common stock.

At December 31, 1997 and December 31, 1996, no shares were available for the granting of additional options under the 1993 Plan.

2. THE 1995 STOCK PLAN: The Company has a 1995 Stock Plan (the "1995 Plan") under which options to purchase up to 330,000 shares of common stock may be granted to employees and directors. The plan provides that the option price shall not be less than the fair market value of the common stock on the date of grant and that no portion of the option may be exercised beyond ten years from that date. No option may be granted after May 2005, and no incentive stock option can be granted for more than five years to a stockholder owning 10% or more of the Company's outstanding common stock.

During 1997 and 1996, 7,500 and 300,000 options were granted and at December 31, 1997 22,500 options were available for grant.

3. THE 1996 STOCK PLAN: The Company has a 1996 Stock Plan (the "1996 Plan") under which options to purchase up to 375,000 shares of common stock may be granted to employees and directors. The Plan provides that the option price shall not be less than the fair market value of the common stock on the date of grant and that no portion of the option may be exercised beyond ten years from that date. No incentive stock option can be granted for more than five years to a stockholder owning 10% or more of the Company's outstanding common stock.

During 1997, 375,000 options were granted and at December 31, 1997, no shares were available for the granting of additional options under the 1996 Plan.

4. THE 1997 STOCK PLAN: The Company has a 1997 Stock Plan (the "1997 Plan") under which options to purchase up to 1,000,000 shares of common stock may be granted to employees and directors. The Plan provides that the option price shall not be less than the fair market value of the common stock on the date of grant and that no portion of the option may be exercised beyond ten years from that date. No incentive stock option can be granted for more than five years to a stockholder owning 10% or more of the Company's outstanding common stock.

During 1997, 990,000 options were granted and at December 31, 1997 10,000 options were available for grants.

5. OTHER STOCK OPTIONS: In March 1995, the Company issued options to purchase 1,000,000 shares of its common stock to a company wholly owned by the Company's President, Chief Executive Officer and a stockholder. The options were subsequently transferred to the President. The options which are fully exercisable, have an exercise price of $1.75 and an exercise period of 10 years. Unearned compensation was recorded in the amount of $575,000, which represented the difference between the exercise price and the fair value of the stock on the date of grant, and is classified as a component of stockholders' equity. The unearned compensation was being amortized over four years, however, there was no net charge to earnings since the amount which would otherwise have been recorded as compensation reduced the President's bonus. If such bonus was not sufficient to offset the amortization in any of the four years, the President was required to pay to the Company an amount equal to the shortage. The unamortized portion was charged to operations in the current year in connection with the President's amended employment agreement (see Note G[1]).

In connection with the amended employment agreement the Company issued the President options to purchase 500,000 shares of its common stock. The options, which vest in August of 1998, have an exercise price of $3.31 and an exercise period of 10 years. Unearned compensation was recorded in the amount of

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
$1,345,000 which represents the difference between the exercise price and the fair value of the stock on the date of grant, and is classified as a component of stockholders' equity. The unearned compensation is being amortized over the ten year life of the amended agreement and charged to compensation expense.

The Company issued options to purchase 1,500,000 shares of its common stock to its President in 1995 with an exercise price of $7.00 (market price on date of grant) and an exercise period of 10 years. The options were to have vested equally over a period of three years beginning January 1, 1997. No compensation was recorded in connection with the issuance of these options. Subsequently, in January 1996, these options were returned to the Company.

During 1995 the Company issued options to purchase 200,000 shares of its common stock at $7.50 to a financial consultant.

6. STOCK OPTIONS: Information relating to stock options is as follows:

                                                   1997                                1996
                                        Number                              Number
                                        of                 Average          of                Average
                                        Shares      Exercise Price          Shares     Exercise Price
-----------------------------------------------------------------------------------------------------
Outstanding at January 1             1,718,500               $3.93       2,963,500              $5.06
Granted                              1,152,500               $4.70         510,000              $5.86
Exercised                             (487,000)              $2.75        (165,000)             $2.37
Cancelled                              (84,000)              $4.67      (1,590,000)             $6.80
-----------------------------------------------------------------------------------------------------
Outstanding at December 31           2,300,000               $4.54       1,718,500              $3.93
-----------------------------------------------------------------------------------------------------
Shares exercisable                   1,296,780               $4.53       1,718,500              $3.93
-----------------------------------------------------------------------------------------------------

7. WARRANTS: In connection with the initial public offering, the Company granted to the underwriter an option to purchase an aggregate of 150,000 units exercisable for four years commencing December 10, 1995 (one year after the effective date) at an exercise price of $5.80 per unit. Each unit consists of one share of common stock, one Class A warrant and one Class B warrant.

The Company has no outstanding Class A warrants and 1,875,000 Class B warrants exercisable through December 10, 1998. Each Class B warrant entitles the holder to purchase one share of common stock at a price of $5.50 per share. The warrants are redeemable by the Company, under certain conditions. The Company issued 1,252,818 and 616,472 shares of its common stock in 1996 and 1995 resulting from the exercise of Class A warrants. In connection therewith, the Company received proceeds of approximately $5,950,000 and $2,928,000, respectively.

The Company also has outstanding 150,000 Class C warrants issued in connection with bridge financing. Each Class C warrant is exercisable through December 10, 1998 and entitles the holder to purchase one share of common stock at a price of $15.00 per share.

8. STOCK-BASED COMPENSATION: The Company applies APB 25 in accounting for its stock option incentive plan and, accordingly, recognizes compensation expense for the difference between the fair value of the underlying common stock and the grant price of the option at the date of grant. The effect of applying SFAS No. 123 on 1997 and 1996 pro forma net income as stated above is not necessarily representative of the effects on reported net income for future years due to, among other things (1) the vesting period of the stock options and (2) the fair value of additional stock options in future years. The average fair value of options granted in 1997 and 1996 was approximately $3.25 and $3.06, respectively. The following pro forma information gives effect to the fair value of the options on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%, volatility of 56% for 1997 and 73% for 1996, risk free interest rates of 5.80% - 6.17% for 1997 and 5.98% - 6.82% for 1996, and expected life of 3 to 5 years for 1997 and 1 1/2 to 5 years for 1996

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                       1997            1996
--------------------------------------------------------------------------------
Net income:
  As reported                                  $   2,700,000   $   1,059,000
  Pro forma                                          504,000         135,000

Basic income per share:
  As reported                                            .33             .14
  Pro forma                                              .06             .02

Diluted income per share:
  As reported                                            .30             .13
  Pro forma                                              .06             .02

--------------------------------------------------------------------------------
                                NOTE E - LEASES
--------------------------------------------------------------------------------
1. CAPITAL LEASES: The Company leases certain equipment under capital leases. Future minimum lease payments consist of the following:

1998                                                               $     140,000
1999                                                                     140,000
2000                                                                     138,000
2001                                                                     131,000
2002                                                                      38,000
--------------------------------------------------------------------------------

Total minimum lease payments                                             587,000
Less amounts representing  interest                                      123,000
--------------------------------------------------------------------------------
Present value of minimum lease payments                                  464,000
Less current  maturities                                                 105,000
--------------------------------------------------------------------------------

Capital lease obligation, less current maturities                      $ 359,000

--------------------------------------------------------------------------------

2. OPERATING LEASES: Future minimum annual lease payments under noncancelable operating leases consist of the following at December 31, 1997:

1998                                                                 $ 2,249,000
1999                                                                   2,115,000
2000                                                                   1,915,000
2001                                                                   1,996,000
2002                                                                   2,035,000
Thereafter                                                             7,045,000
--------------------------------------------------------------------------------
                                                                     $17,355,000
--------------------------------------------------------------------------------

Rent expense for the years ended December 31, 1997 and 1996 was approximately $1,434,000 and $626,000, respectively.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              NOTE F - INCOME TAXES
--------------------------------------------------------------------------------
The 1997 and 1996 income tax provisions consist of the following:

                                                       1997           1996
--------------------------------------------------------------------------------
Current:
   Federal                                       $1,318,000      $ 510,000
   State and city                                   531,000        257,000
--------------------------------------------------------------------------------
                                                  1,849,000        767,000
--------------------------------------------------------------------------------
Deferred:
   Federal                                          (16,000)      (101,000)
   State and city                                    66,000       (132,000)
--------------------------------------------------------------------------------
                                                     50,000       (233,000)
--------------------------------------------------------------------------------
                                                 $1,899,000      $ 534,000
--------------------------------------------------------------------------------
A reconciliation between taxes computed at the federal statutory rate and the effective tax rate is as follows:

December 31,                                           1997           1996
--------------------------------------------------------------------------------
Income taxes at federal statutory rate                 34.0%          34.0%
State income taxes - net of federal
income tax benefit                                      7.7            5.9
  Nondeductible items                                   3.7            1.6
  Net operating loss carryforward benefit               (.4)          (4.6)
     Other                                             (3.8)          (3.4)
                                                       ----           ----
     Effective rate                                    41.2%          33.5%
                                                       ====           ====

The Company applies the asset and liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

The components of deferred taxes are as follows at December 31, 1997 and 1996:

                                                       1997           1996
--------------------------------------------------------------------------------
  Deferred tax liabilities:
     Accelerated depreciation                    $  (94,000)     $ (22,000)
  Deferred tax assets:
     Accounts receivable allowances                 356,000        169,000
     Capitalization of inventory                    139,000             --
     Deferred compensation                               --        230,000
     Net operating loss benefit                          --         74,000
--------------------------------------------------------------------------------
                                                 $  401,000      $ 451,000
--------------------------------------------------------------------------------

                     NOTE G - COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------

1. EMPLOYMENT AGREEMENTS: The Company has an employment agreement with its President/Chief Executive Officer which was amended in July 1997 to extend the term through January 2008. The employment agreement provides for salary commitments of $3,980,000 over the next ten years. Additionally, the agreement provides for a discretionary bonus in cash, capital stock or other property as the board may determine from time to time. The prior agreement provided for a bonus plan based on graduated rates at specified levels of net revenue. The bonus was payable in cash or in the Company's stock at the option of the officer. Bonus payable in stock was to be based on 2/3 of the market price on the date of election. Bonuses payable for the years ended December 31, 1997 and 1996 have each been reduced by $144,000 for the amortization of the unearned compensation discussed in Note D[5].

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
In June 1994, the Company entered into a two-year employment agreement which automatically extended for an additional one year period with its Director of Operations. The agreement provided for an annual salary of $135,000 and a bonus based on specified earnings. As of August 1996, the agreement was amended to increase the salary to $250,000. The agreement has expired and the Company is currently negotiating a new agreement.

In September 1996, the Company's newly formed wholly-owned subsidiary, Adesso-Madden, Inc., entered into a two-year employment agreement with its President which provides for an annual salary of $208,000 and a cash bonus based on the subsidiary's pretax income.

In July 1997, the Company entered into a three-year employment agreement with its Chief Operating Officer. The agreement provides for an annual salary of $200,000 increasing by 10% each year and a bonus based upon the Company's consolidated earnings before the payment of interest or taxes or deduction for depreciation.

At December 31, 1997 and December 31, 1996, the Company accrued $593,000 and $433,000, respectively, in bonuses to officers. For the years ended December 31, 1997 and 1996, the Company has included in its operating expenses, bonuses to officers of approximately $1,146,000 and $552,000, respectively.

2. LETTERS OF CREDIT: Open letters of credit at December 31, 1997 and 1996 amounted to approximately $3,550,000.

3. PENDING LITIGATION:

   (a) On or about March 13, 1998, the Company, its wholly owned subsidiary, Diva Acquisition Corp. ("Diva"), and its Chief Executive Officer were sued by Yves Levenson, the former President of Diva, as a result of the termination of Mr. Levenson's employment on March 5, 1998. In this action, entitled YVES LEVENSON V. STEVE MADDEN, STEVEN
         MADDEN, LTD. AND DIVA ACQUISITION CORP., which is pending in the Supreme Court of New York, County of New York, Mr. Levenson alleges that (i) Diva has breached the terms of his employment agreement by improperly terminating his employment without cause, (ii) the restrictive covenant contained in his employment contract should be declared unenforceable because it improperly restricts his ability to earn a living, and (iii) the Company and Steve Madden tortiously interfered with Mr. Levenson's economic expectations. In his lawsuit, Mr. Levenson seeks damages in an amount based on his prospective compensation under his employment agreement, plus punitive damages and an injunction barring Diva's enforcement of the restrictive covenant. The Company believes that Mr. Levenson's claims are completely without merit, and intends to vigorously contest his lawsuit.

(b) On or about March 13, 1998, the Company, its wholly owned subsidiary, Steven Madden Retail, Inc., and Stav Efrat were sued by Ooga Associated Corp. ("Ooga"), a design and construction firm previously engaged by the Company to design and construct certain of the Company's retail shoe stores. In this action, entitled OOGA ASSOCIATES CORP. V. STEVEN MADDEN, INC., STEVEN MADDEN RETAIL, INC., STEVEN MADDEN, LTD. AND STAV EFRAT, which is pending in the Supreme Court of New York, County of New York, Ooga principally alleges that
         (i) the Company breached an oral contract pursuant to which it engaged Ooga to exclusively design and build the Company's retail shoe stores,
         (ii) the Company induced Mr. Efrat, an officer and director of Ooga, to breach his fiduciary duties to Ooga by improperly employing his services, and (iii) the Company misappropriated Ooga's trade secrets by impermissibly using store designs and concepts owned by Ooga. In its lawsuit, Ooga seeks damages consisting of amounts based on its prospective earnings under the alleged oral contract with the Company, its lost earnings on certain projects it claims to have abandoned or forgone in reliance on the alleged oral contract with the Company, and on the value of the designs and concepts allegedly misappropriated by the Company, of a material amount, and also seeks an injunction prohibiting the Company from using Ooga's designs or other proprietary information, from employing any Ooga employees or interfering with Ooga's contractual relationships with its customers. The Company believes that Ooga's claims are completely without merit, and intends to vigorously contest its lawsuit.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
These actions are in the preliminary stages. Therefore, the financial statements do not include any provision with respect to these actions.

                      NOTE H - BUSINESS SEGMENT INFORMATION
--------------------------------------------------------------------------------

The nature of products classified in the business segments presented herein is described in Note A.

Intersegment sales are not material. "Other" includes revenues, expenses and identifiable assets of the Company's wholly-owned subsidiary, Adesso-Madden, Inc., which was formed in September 1995.

"Wholesale" includes the revenues, expenses and identifiable assets of Steven Madden wholesale and Diva International, Inc. which was acquired in April 1996.

                                             Wholesale      Retail       Other     Consolidated
-----------------------------------------------------------------------------------------------
Year ended December 31, 1997:
Net sales                                  $44,934,000   $13,249,000   $1,128,000   $59,311,000
Operating earnings                           1,946,000     1,605,000    1,075,000     4,626,000
Identifiable assets                         20,424,000     8,341,000      512,000    29,277,000
Depreciation and amortization                  371,000       401,000        2,000       774,000
   Capital expenditures                        640,000     3,038,000        8,000     3,686,000

Year ended December 31, 1996:
Net sales                                   39,477,000     3,805,000    2,541,000    45,823,000
   Operating earnings                          527,000       549,000      357,000     1,433,000
   Identifiable assets                      19,184,000     2,293,000      546,000    22,023,000
   Depreciation and amortization               293,000        75,000           --       368,000
   Capital expenditures                        379,000       795,000        6,000     1,180,000

                           NOTE I - BARTER TRANSACTION
--------------------------------------------------------------------------------

In 1995, the Company sold inventory (which had a cost of $1,560,000) in exchange for advertising credits. The Company recorded a sale in the amount of $2,300,000 (the estimated fair market value of the merchandise sold) and accordingly, recognized a gross profit of approximately $740,000 on the transaction. The credits received may be applied towards future advertising at the rate of 60%; the remaining 40% is to be paid by the Company. The advertising credits were to expire in December 1998 but the agreement was extended through 1999. The Company estimates that it will utilize the credits prior to their expiration.

                            NOTE J - SUBSEQUENT EVENT
--------------------------------------------------------------------------------

LOAN GUARANTEE: The Company provided a short-term guarantee of a $2,900,000 loan from the Company's factor to a company wholly-owned by the Company's president. The loan is collateralized by the assets of the Company. The Board voted to grant the corporate guarantee because (i) it would settle litigation that may be negatively impacting the view of the Company by various securities analysts and market makers, (ii) the shares of the Company's stock in the hands of the company related to the President are the subject of the litigation which if settled adversely could materially adversely affect the Company, and (iii) the pending litigation has created an unwanted distraction for the Company's Chairman of the Board, CEO and President. The guarantee was in effect until a registration statement covering the sale of shares held by the President's company was declared effective on March 5,1998.

--------------------------------------------------------------------------------

                            RETAIL STORE LOCATIONS.
--------------------------------------------------------------------------------

                         FLAGSHIP STORE: 540 Broadway
                                 New York, NY
                             150 East 86th Street
                                 New York, NY
                             Roosevelt Field Mall
                                Garden City, NY
                                 Queens Center
                                 Elmhurst, NY
                              Staten Island Mall,
                               Staten Island, NY
                                Smithaven Mall,
                                Lake Grove, NY
                              Garden State Plaza,
                                  Paramus, NJ
                               Willowbrook Mall,
                                   Wayne, NJ
                               Cherry Hill Mall,
                                Cherry Hill, NJ
                              South Shore Plaza,
                                 Braintree, MA
                         Valley Fair Shopping Center,
                                Santa Clara, CA
                              Glendale Galleria,
                                 Glendale, CA
                               Montgomery Mall,
                                 Bethesda, MD
                                 Broward Mall,
                                Plantation, FL
                               340 Main Highway,
                               Coconut Grove, FL
                              Lenox Square Mall,
                                  Atlanta, GA

                               NEW STORE OPENINGS
--------------------------------------------------------------------------------
                              SPRING/SUMMER, 1998
                                Aventura Mall,
                                   Miami, FL
                                   Brea Mall
                                   Brea, CA
                              Westside Pavillion
                                Los Angeles, CA
                               South Coast Plaza
                                Costa Mesa, CA
                                Woodbridge Mall
                                Woodbridge, NJ
                               DAVID AARON STORE
                                 529 Broadway
                                 New York, NY
--------------------------------------------------------------------------------

  BOARD OF DIRECTORS

  Steven Madden
  Chairman of the  Board, President,
  and Chief  Executive  Officer

  Rhonda Brown
  Chief Operating Officer
  and Director

  Arvind Dharia
  Chief Financial Officer
  and Director

  John Basile
  Executive  Vice-President
  and Director

  John L. Madden
  Director

  Les Wagner
  Director

  Peter  Migliorini
  Director

  EXECUTIVE  OFFICERS

  Steven  Madden
  President,
  and Chief  Executive  Officer

  Rhonda  Brown
  Chief Operating Officer

  Arvind Dharia
  Chief Financial Officer

  John Basile
  Executive Vice-President

  Gerald Mongeluzo
  President of Adesso Madden, Inc.

  INDEPENDENT AUDITORS

  Richard A. Eisner & Company, LLP
  575 Madison Avenue
  New York, NY 10022

  GENERAL COUNSEL

  Bernstein & Wasserman, LLP
  950 Third Avenue
  New York, NY 10022

  ANNUAL MEETING

  10:00 am
  Friday, May 22, 1998
  Marriott East Side
  525 Lexington Avenue
  New York, NY

  INVESTOR RELATIONS COUNSEL

  Kehoe, White, Savage & Company, Inc.
  Long Beach, CA
  (562) 437-0655


                              INVESTOR INFORMATION.

Market for Registrant's Common Equity and Related Stockholder Matters

The Company's shares of Common Stock, Class A Warrants and Class B Warrants were quoted since December 10, 1993 on The Nasdaq SmallCap Market under the symbols SHOO, SHOOW and SHOOZ, respectively. In January 1996, the Class A Warrants ceased trading as a result of the Company's call for redemption of such securities. In January 1997, the Company's shares of Common Stock and Class B Warrants commenced trading on The Nasdaq National Market.

The following table sets forth the range of high and low bid quotations for the Common Stock, Class A Warrants, Class B Warrants for the two year period ended December 31, 1997 as reported by Nasdaq. The quotes represent inter-dealer prices without adjustment or mark-ups, mark-downs or commissions and may not necessarily represent actual transactions. The trading volume of the Company's securities fluctuates and may be limited during certain periods. As a result, the liquidity of an investment in the Company's securities may be adversely affected.


QUARTER ENDED         COMMON STOCK      CLASS B WARRANTS
-------------         ------------      ----------------
1997                  HIGH      LOW      HIGH      LOW

March 31, 1997       6 3/8     3 1/2    2 7/16    1 5/16
June 30, 1997        6 3/16    3 1/4    2         1 1 16
September 30, 1997   8 13/16   5 7/16   3 7/16    1 9/16
December 31, 1997    8 1/4     6 1/8    3 3/16    1 21/32

1996
March 31, 1996       8 3/8     5 5/8    3 15/16   2 3/8
June 30, 1996        7 3/4     4 9/16   3         1 3/8
September 30, 1996   4 13/16   2 7/8    1 5/16    1 5/16
December 31, 1996    5 13/16   3 1/4    1 11/16   1 1/8


On March 16, 1998, the final quoted prices as reported by The Nasdaq National Market were $9.3125 for the Common Stock and $4.0625 for the Class B Warrants. As of March 16, 1998, there were 8,571,073 shares of Common Stock outstanding, held of record by approximately 89 record holders and 2,710 beneficial holders.

FORM 10-KSB
The financial statements and related notes which appear in this report are included in the Company's Annual Report of Form 10-KSB for the fiscal year ended December 31, 1997, which has been filed with the Securities and Exchange Commission. A copy of the annual report on Form 10-KSB, including financial statements but excluding exhibits, will be made available without charge to the stockholders upon written request to the Company, sent to the attention of Arvind Dharia, Chief Financial Officer, at the Company's Long Island City, NY office.

                             [GRAPHIC LOGO OMITTED]
                               Steven Madden, Ltd.
                              52-16 Barnett Avenue
                           Long Island City, NY 11104
                                 (718) 466-1800